INVEST IN ASPIRESHIP

Re-skilling and job placement platform for the tech industry



Highlights

1. We help ambitious people change their lives and land great jobs!

2. $3M+ raised to date from early-stage VCs and industry experts at top tech companies.

2. $3M+ raised to date from early-stage VCs and industry experts at top tech companies.

3. $1M revenue run rate and 400%+ year-over-year revenue growth.

4. Founding / exec team with prior successful exits and experience at Salesforce, PayPal and Mindbody.

5. 80+ hiring partners ranging from venture-backed startups to large, publicly traded tech companies.

6. $1.5M in full-time offers accepted through our network in the last 90 days alone.

7. Serving a $55B total addressable market for hiring in the technology industry.

8. Featured in The Wall Street Journal and other major publications.

Our Team



Corey Kossack

Founder & CEO @ Frederick (acquired by Booker), exec team at Booker (acquired by MINDBODY for $150M).



Jason Riedel

Seasoned technology leader, architect and engineer with 20 years experience building software for massive scale @ PayPal, eBay and Symantec.



Christine Rogers

Former sales leader at Booker & Infusionsoft. Sales hiring and enablement expert.



Peter Baunach

Senior product and UX leader at Frederick, MINDBODY, Salesforce and Constant Contact.

The largest re-skilling and job placement platform for the tech industry.

Our Mission

We enable driven individuals to transform their future through learning and opportunity, while connecting them with growing tech companies.

Our Story

Aspireship's Founder, Corey Kossack, previously founded a SaaS company that was acquired by a publicly traded company with thousands of employees and hundreds of SaaS sales reps.

Throughout the journey from small startup to large growth company, Corey quickly realized that the greatest challenge of operating a fast-growth SaaS company is hiring, developing and retaining good salespeople. Even inside a very successful SaaS company, hiring was slow, performance was scattered and employee turnover was high. As Corey looked deeper, he discovered that companies everywhere were facing these same challenges.

At the same time, talented people from other departments within the company started approaching Corey for advice on how to land a spot on the sales team, as hiring managers dismissed them due to lack of sales experience. Corey also started talking to experienced sales reps outside of the tech industry who couldn't secure a role in SaaS sales, simply because their past experience wasn't in the SaaS sector.



The more Corey saw these capable workers denied a chance, the more he felt there needed to be two big changes:

1. There had to be a shift on the hiring side where companies started looking at candidates and their capabilities holistically instead of putting them in a box based on their previous jobs.

2. There also needed to be a solution to bring about that change, where people could prove that they could handle the job even if their resume didn't reflect it.

With the massive opportunity in hand to reshape the way professionals pursue career changes and companies make hiring decisions, Aspireship was born in October of 2019.

Solution

Aspireship has created a platform to identify, assess and train best-fit candidates and match them with growing tech companies, starting with sales roles at SaaS (software-as-a-service) companies. Our unique approach creates an exclusive, premium pool of high-quality candidates and automatically suggests ideal candidates to companies.



How we do it

Prove Aptitude
Candidates prove their aptitude through interactive role plays, simulating a real-world job scenario.

Meet Companies
The platform introduces top performing candidates to best-fit companies via role play footage, not a resume.

Upskill Yourself
Less experienced candidates can rapidly upskill for SaaS sales roles via fully automated, on-demand curriculum.

Why now

- The "Great Resignation is fueling the largest wave of career and job changers in history.

- The shift to remote work has disrupted the talent and hiring ecosystem.

- Widespread talent shortages are forcing hiring managers to consider candidates with non-traditional experience.

Business Model

Companies pay to recruit new hires through our platform.

Candidates access Aspireship for free, with options for premium upgrades.

Network Effects

We've built a powerful flywheel to drive network growth and recurring use. The larger the network gets, the faster it grows.



Our candidates and clients spread the word ...

"Graduated Aspireship and hired in under 30 days! The system works if you do the work :)"

We're tackling a huge societal problem and a massive market at the same time, beginning with SaaS sales jobs.

Market Size



■ All tech industry job openings



Job openings for business roles in tech
Total GSV
$365B
4.2M jobs
$124B
1.4M jobs
~15%
Take Rate
Revenue Opportunity
$55B
$18B
Aspireship

Candidate Success - The Best Part

We've helped thousands of candidates land a job they love, and we're just getting started. Check out our many **success stories** or read about our work in the **Wall Street Journal**.



From the Restaurant Industry to SaaS Sales
Jack Denning
2021 Aspireship Grad
BDR at Simplr
"I still can't believe it's a free course. The team is so patient and genuine. Through the whole process, it was very clear they wanted to see me succeed. They gave me so much praise when I got my offer! One of the best feelings ever."
From Hospitality Sales to SaaS Sales
Jaclyn Garcia
2020 Aspireship Grad
Promoted Within 9 Months
"Before Aspireship, I had applied to 53 jobs. As soon as I found Aspireship, & completed SaaS Sales Foundations, I accepted a new role in less than 60 days! For anyone currently job seeking and trying to work in tech sales, I can't recommend this enough."

FAQ

How does this crowdfund work?

(1) Join Wefunder by clicking 'Sign Up' in the top right corner. While we are prioritizing our community for this crowdfund (Aspireship candidates, hiring partners and guest contributors), those who are not directly part of the Aspireship community today are welcome to make reservations as well.

(2) Choose an amount you're comfortable with

- You can commit any amount you'd like up to your **legal max**, from $100USD.

(3) Confirm reservation

- Wefunder will reserve your chosen amount. When the campaign ends, you'll confirm your reservation, and the funds will be deposited to Aspireship.

- If we exceed our maximum allotment for this round, we'll refund some contributions (more on refunds below).

What happens if the maximum allotment is exceeded?

If the crowdfund becomes oversubscribed, we may need to refund you some or all of your reservation amount.

What is the minimum investment?

The minimum check size is $100USD.

What's the maximum I am legally allowed to invest?

Through Regulation Crowdfunding everyone is allowed to invest at least $2,200. How much you're able to invest above $2,200 depends on your net income and net worth. You can see how much you're allowed to invest by adding those two numbers under "Investor Limits" here: **https://wefunder.com/settings.** You can also view a quick explanation of the rules in the image below.



Federal law sets the investing limits for Regulation Crowdfunding

- Everyone can invest at least $2,200
- If *either* your net worth or income are below $107k, you may legally invest a maximum of 5% of the *greater* number but not more than $107k.
- If *both* your net worth or income are above $107k, you may legally invest a maximum of 10% of the *greater* number but not more than $107k.
- Investment limits are for every 12 month period. Every other investment in a Regulation Crowdfunding offering (including on platforms other than Wefunder) counts towards the annual limit.
- There is no limit for accredited investors.

While you may be legally able to invest more, your investment may be lowered depending on the interest we receive in this round.

Do I need to be an accredited investor?

No. Wefunder allows you to invest without being an accredited investor. All you

No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest.

Do I have to do anything for Aspireship as an investor?

No. All you do is invest. Our lead investor will provide any required signatures.

When will my investment leave my account?

If you fund your Wefunder Cash account, your funds will move from your account immediately, similar to online shopping. You can also choose to wait to fund your reservation until after we've filed with the SEC. Once we've filed with the SEC you'll be able to pay via bank account, wire transfer, credit card, or check.

Wefunder will email you to confirm your commitment once we file our Form C with the SEC (Securities and Exchange Commission) and close the campaign. Once you confirm, the funds and the campaign is closed are permanently deposited into Aspireship via Wefunder. This is irreversible and confirmed investments cannot be refunded.

For other questions related to the crowdfunding process, please check out Wefunder's FAQs or contact support@wefunder.com.